Exhibit 99.1

Date: April 3, 2014	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SILVERCREST MINES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :
Record Date for Notice of Meeting :
Record Date for Voting (if applicable) :
Beneficial Ownership Determination Date :
Meeting Date :
Meeting Location (if available) :
Issuer sending proxy related materials directly to NOBO:
Issuer paying for delivery to OBO:

Notice and Access (NAA) Requirements:
  NAA for Beneficial Holders
  Beneficial Holders Stratification Criteria:
  NAA for Registered Holders
  Registered Holders Stratification Criteria:
Annual General Meeting April 28, 2014 April 28, 2014 April 28, 2014 June 11, 2014 TBD No No Yes Not Applicable Yes Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	828365106	CA8283651062

Sincerely,

Computershare
Agent for SILVERCREST MINES INC.